Exhibit 99.1

NOTICE TO THE MARKET

The controlling shareholders of Metalúrgica Gerdau S.A. and Gerdau S.A., after assessing the statements made by market agents, informed the management of the Companies the intention to remain in the Level 1 corporate governance listing segment of the São Paulo Stock Exchange (BM&FBOVESPA) and expressed their intent to vote accordingly on the matters on the agenda involving the Level 1 segment at the Annual and Extraordinary Shareholders’ Meetings to be held on April 28 and 29, 2015, respectively.

Porto Alegre, April 24, 2015.

André Pires de Oliveira Dias

Executive Vice President

Investor Relations Director